Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Third Quarter 2018 Financial Results

3Q18 adjusted EBITDA margin expanded to 28.2%

Raising full year 2018 adjusted EBITDA guidance

BEIJING, November 20, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2018. The Company will hold a conference call at 8:00 pm on Tuesday, November 20, 2018, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Third Quarter 2018 Financial Highlights (including hosting and related services & MNS1 business)

•	Revenues from hosting and related services increased by 14.6% year over year and 5.0% quarter over quarter to RMB 870.1 million (US$ 126.7 million).

•	Adjusted cash gross margin expanded to 45.0% from 38.3% in the same period of 2017 and 43.9% in the second quarter of 2018.

•	Operating profit improved to RMB 64.6 million (US$ 9.4 million) from an operating loss of RMB 1,223.6 million in the same period of 2017 and RMB 51.5 million in the second quarter of 2018.

•

Adjusted EBITDA increased by 81.6% year over year and 10.9% quarter over quarter to RMB 245.2 million (US$ 35.7 million). Adjusted EBITDA margin expanded to 28.2% from 15.2% in the same period of 2017 and 26.7% in the second quarter of 2018.

•

Net cash generated from operating activities was RMB 260.7 million (US$ 38.0 million) in the third quarter of 2018 compared to RMB 206.6 million in the same period of 2017 and RMB 111.4 million in the second quarter of 2018.

The financial results of the same period of 2017 included those from both the hosting and related services business and the MNS business. The year-over-year improvement was partially attributable to the disposal of the MNS business in September 2017.

[1]	MNS: Refers to managed network services.

Third Quarter 2018 Operational Highlights

•	Hosting MRR[2] per cabinet increased to RMB 8,384 in the third quarter of 2018 compared to RMB 7,817 in the third quarter of 2017 and RMB 8,271 in the second quarter of 2018.

•

Total cabinets under management increased to 30,303 as of September 30, 2018 from 29,149 as of June 30, 2018. As of September 30, 2018, the Company had 25,361 cabinets in its self-built data centers and 4,942 cabinets in its partnered data centers.

•	Utilization rate in the third quarter of 2018 remained stable at 71.1% compared to the second quarter of 2018, due to the additional 1,194 cabinets that were delivered in September 2018.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “We maintained our strong momentum in revenue growth and profitability expansion during the third quarter of 2018. Our revenues grew by 14.6% year over year as we won new orders from existing customers, attracted additional notable customers, and experienced growth of Microsoft cloud service in China. Meanwhile, our adjusted EBITDA margin expanded to 28.2%, as we continuously grew our scale and improved our operational efficiency. While remain cautiously optimistic about our growth prospect and profitability against a backdrop of macroeconomic uncertainties, we will continue to execute our long-term strategy by accelerating our capacity growth in Tier 1 cities, nearby satellite cities and quasi-tier 1 cities. As we maintain our focus on sharpening our competitive edges in network quality and technology capability, we will be well-positioned to capitalize on the increasing market demand in China going forward.”

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “We once again delivered a solid quarter with strong top- and bottom-line growths. In the third quarter of 2018, our net revenues reported RMB870.1 million, beating the high-end of our guidance. More importantly, our adjusted EBITDA margin further increased to 28.2%, showcasing constant improvement in the past three quarters. We are raising our full year 2018 adjusted EBITDA guidance to reflect our achievement.”

Third Quarter 2018 Financial Results

To fully reflect the Company’s performance, all analysis between “REVENUES” and “ADJUSTED EBITDA” presents only the results of the hosting and related service business. The MNS business, which was disposed of in the third quarter of 2017, is excluded.

[2]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

REVENUES: Net revenues increased by 14.6% to RMB 870.1 million (US$ 126.7 million) in the third quarter of 2018 from RMB 759.3 million in the same period of 2017 and increased by 5.0% from RMB 828.3 million in the second quarter of 2018. The increase was primarily due to the growing demand for data centers and cloud services in the domestic market.

GROSS PROFIT: Gross profit increased by 11.1% to RMB 241.2 million (US$ 35.1 million) in the third quarter of 2018 from RMB 217.1 million in the same period of 2017 and increased by 5.1% from RMB 229.4 million in the second quarter of 2018. Gross margin decreased slightly to 27.7% in the third quarter of 2018 from 28.6% in the same period of 2017 but remained stable compared to the second quarter of 2018. The year-over-year decrease in gross margin was mainly due to an increase in depreciation.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 24.2% to RMB 391.9 million (US$ 57.1 million) in the third quarter of 2018 from RMB315.6 million in the same period of 2017 and increased by 7.7% from RMB364.0 million in the second quarter of 2018. Adjusted cash gross margin expanded to 45.0% in the third quarter of 2018 from 41.6% in the same period of 2017 and 43.9% in the second quarter of 2018.

OPERATING EXPENSES: Total operating expenses increased by 1.1% to RMB 176.6 million (US$ 25.7 million) in the third quarter of 2018 from RMB174.6 million in the same period of 2017 but decreased by 0.8% from RMB177.9 million in the second quarter of 2018. As a percentage of net revenues, total operating expenses decreased to 20.3% in the third quarter of 2018 from 23.0% in the same period of 2017 and 21.5% in the second quarter of 2018.

Adjusted operating expenses, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, increased by 3.0% to RMB 162.9 million (US$ 23.7 million) in the third quarter of 2018 from RMB158.1 million in the same period of 2017 and increased by 0.6% from RMB161.9 million in the second quarter of 2018. As a percentage of net revenues, adjusted operating expenses decreased to 18.7% in the third quarter of 2018 from 20.8% in the same period of 2017 and 19.5% in the second quarter of 2018. The decrease of adjusted operating expenses as a percentage of total revenues was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives.

Sales and marketing expenses were RMB 39.9 million (US$ 5.8 million) in the third quarter of 2018 compared to RMB50.1 million in the same period of 2017 and from RMB41.8 million in the second quarter of 2018.

Research and development expenses were RMB 24.3 million (US$ 3.5 million) in the third quarter of 2018 compared to RMB22.2 million in the same period of 2017 and RMB22.2 million in the second quarter of 2018.

General and administrative expenses were RMB 110.2 million (US$ 16.1 million) in the third quarter of 2018 compared to RMB98.8 million in the same period of 2017 and RMB109.1 million in the second quarter of 2018.

ADJUSTED EBITDA: Adjusted EBITDA in the third quarter of 2018 increased by 39.5% to RMB 245.2 million (US$ 35.7 million) from RMB175.8 million in the same period of 2017 and increased by 10.9% from RMB221.1 million in the second quarter of 2018. Adjusted EBITDA in the third quarter of 2018 excludes share-based compensation expenses of RMB 12.9 million (US$ 1.9 million) and changes in the fair value of contingent purchase consideration payable, which was a loss of RMB 1.4 million (US$ 0.2 million). Adjusted EBITDA margin expanded to 28.2% in the third quarter of 2018 from 23.1% in the same period of 2017 and 26.7% in the second quarter of 2018.

NET LOSS: Net loss in the third quarter of 2018 was RMB 27.9 million (US$ 4.1 million) compared to a net loss of RMB1,479.1 million in the same period of 2017 and a net loss of RMB95.5 million in the second quarter of 2018. Net loss in the third quarter of 2018 included a foreign exchange loss of RMB55.0 million (US$8.0 million) compared to RMB5.6 million in the same period of 2017 and RMB73.4 million in the second quarter of 2018.

LOSS PER SHARE: Basic and diluted loss per share was RMB 0.04 (US$ 0.01) in the third quarter of 2018, which represents the equivalent of RMB 0.24 (US$ 0.06) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted profit per share is calculated using net profit divided by the weighted average number of shares.

As of September 30, 2018, the Company’s cash and cash equivalents, restricted cash and short-term investments were RMB 2.96 billion (US$ 431.4 million).

Net cash generated from operating activities was RMB 260.7 million (US$ 38.0 million) in the third quarter of 2018 compared to RMB 206.6 million in the same period of 2017 and RMB 111.4 million in the second quarter of 2018.

Financial Outlook

For the fourth quarter of 2018, the Company expects net revenues to be in the range of RMB 870 million to RMB 890 million. Adjusted EBITDA is expected to be in the range of RMB 245 million to RMB 265 million.

Consequently, for the full year of 2018, the Company now expects net revenues to be in the range of RMB 3,370 million to RMB 3,390 million. Adjusted EBITDA is expected to be in the range of RMB 905 million to RMB 925 million. The midpoints of the Company’s updated estimates imply an increase of 13.6% year-over-year in total revenues and 36.4% year-over-year in adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 pm on Tuesday, November 20, 2018 U.S. Eastern Time, or 9:00 am on Wednesday, November 21, 2018 Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	8076287

The replay will be accessible through November 28, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	8076287

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.868 to US$1.00, the noon buying rate in effect on September 30, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2017	September 30, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,949,631	2,334,260	339,875
Restricted cash	242,494	398,138	57,970
Accounts and notes receivable, net	455,811	570,112	83,010
Short-term investments	548,890	227,037	33,057
Prepaid expenses and other current assets	934,460	1,215,211	176,939
Amount due from related parties	114,256	134,292	19,553

Total current assets	4,245,542	4,879,050	710,404

Non-current assets:
Property and equipment, net	3,319,424	3,975,522	578,847
Intangible assets, net	401,115	362,904	52,840
Land use rights, net	163,671	148,390	21,606
Goodwill	989,530	989,530	144,078
Long-term investments	510,926	695,277	101,234
Amount due from related parties	20,210	20,735	3,019
Restricted cash	3,344	3,537	515
Deferred tax assets	172,818	143,866	20,947
Other non-current assets	81,581	136,288	19,844

Total non-current assets	5,662,619	6,476,049	942,930

Total assets	9,908,161	11,355,099	1,653,334

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	69,999	10,192
Accounts and notes payable	252,892	421,242	61,334
Accrued expenses and other payables	657,133	542,539	78,995
Deferred revenue	55,753	52,619	7,661
Advances from customers	403,244	590,069	85,916
Income taxes payable	13,309	32,903	4,791
Amounts due to related parties	55,675	230,174	33,514
Current portion of long-term bank borrowings	70,289	104,974	15,285
Current portion of capital lease obligations	201,315	206,559	30,076
Current portion of deferred government grant	4,574	4,574	666
Current portion of bonds payable	11,139	12,239	1,782

Total current liabilities	1,775,323	2,267,891	330,212

Non-current liabilities:
Long-term bank borrowings	187,638	125,000	18,200
Amounts due to related parties	—	433,984	63,189
Unrecognized tax benefits	16,511	22,492	3,275
Deferred tax liabilities	190,873	182,680	26,599
Non-current portion of capital lease obligations	600,882	843,374	122,798
Non-current portion of deferred government grant	17,861	12,985	1,891
Bonds payable	1,918,069	2,027,695	295,238

Total non-current liabilities	2,931,834	3,648,210	531,190

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(49,168)
Ordinary shares	46	46	7
Additional paid-in capital	8,980,407	9,019,296	1,313,235
Accumulated other comprehensive (loss) gain	(2,673)	92,781	13,509
Statutory reserves	38,736	40,014	5,826
Accumulated deficit	(3,629,300)	(3,721,580)	(541,874)

Total 21Vianet Group, Inc. shareholders’ equity	5,049,533	5,092,874	741,535

Noncontrolling interest	151,471	346,124	50,397
Total shareholders’ equity	5,201,004	5,438,998	791,932

Total liabilities and shareholders’ equity	9,908,161	11,355,099	1,653,334

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	759,255	828,317	870,068	126,684	2,209,364	2,499,150	363,883
Managed network services	126,780	—	—	—	417,527	—	—

Total net revenues	886,035	828,317	870,068	126,684	2,626,891	2,499,150	363,883
Cost of revenues	(696,234)	(598,884)	(628,873)	(91,566)	(2,068,650)	(1,800,620)	(262,175)

Gross profit	189,801	229,433	241,195	35,118	558,241	698,530	101,708
Operating expenses
Sales and marketing	(77,268)	(41,816)	(39,918)	(5,812)	(213,980)	(122,966)	(17,904)
Research and development	(38,308)	(22,163)	(24,333)	(3,543)	(119,803)	(68,526)	(9,978)
General and administrative	(129,683)	(109,091)	(110,243)	(16,052)	(404,599)	(331,674)	(48,293)
(Allowance) reversal for doubtful debt	(4,366)	627	(643)	(94)	(36,280)	1,839	268
Changes in the fair value of contingent purchase consideration payable	(1,002)	(5,494)	(1,413)	(206)	2,897	(4,623)	(673)

Impairment of long-lived assets	(401,808)	—	—	—	(401,808)	—	—
Goodwill impairment	(766,440)	—	—	—	(766,440)	—	—
Total operating expenses	(1,418,875)	(177,937)	(176,550)	(25,707)	(1,940,013)	(525,950)	(76,580)

Other operating income	5,439	—	—	—	5,439	—	—
Operating (loss) profit	(1,223,635)	51,496	64,645	9,411	(1,376,333)	172,580	25,128
Interest income	6,664	8,961	13,484	1,963	22,104	30,972	4,510
Interest expense	(57,417)	(51,328)	(60,766)	(8,848)	(134,477)	(163,636)	(23,826)
Impairment of long-term investment	(20,397)	—	—	—	(20,397)	—	—
Disposal (loss) gain of subsidiaries	(180,048)	4,843	—	—	(180,048)	4,843	705
Other income	7,220	20,386	8,436	1,228	13,504	50,983	7,423
Other expense	(12,630)	(565)	(137)	(20)	(16,828)	(2,228)	(324)
Foreign exchange loss	(5,628)	(73,360)	(55,024)	(8,012)	(21,481)	(83,543)	(12,164)

(Loss) gain before income taxes and gain (loss) from equity method investments	(1,485,871)	(39,567)	(29,362)	(4,278)	(1,713,956)	9,971	1,452
Income tax (expenses) benefits	(19,794)	(44,305)	7,624	1,110	(37,308)	(70,761)	(10,303)
Gain (loss) from equity method investments	26,546	(11,659)	(6,156)	(896)	36,051	(27,904)	(4,063)

Net loss	(1,479,119)	(95,531)	(27,894)	(4,064)	(1,715,213)	(88,694)	(12,914)
Net loss (profit) attributable to noncontrolling interest	104,354	1,321	(1,739)	(253)	143,841	(2,309)	(336)

Net loss attributable to ordinary shareholders	(1,374,765)	(94,210)	(29,633)	(4,317)	(1,571,372)	(91,003)	(13,250)

(Loss) profit per share
Basic	(2.20)	(0.14)	(0.04)	(0.01)	(2.54)	(0.13)	(0.02)
Diluted	(2.20)	(0.14)	(0.04)	(0.01)	(2.54)	(0.13)	(0.02)
Shares used in (loss) profit per share computation
Basic*	670,701,497	675,062,068	676,327,014	676,327,014	673,261,889	674,723,544	674,723,544
Diluted*	670,701,497	675,062,068	676,327,014	676,327,014	673,261,889	674,723,544	674,723,544
(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(13.20)	(0.84)	(0.24)	(0.06)	(15.24)	(0.78)	(0.12)
Diluted	(13.20)	(0.84)	(0.24)	(0.06)	(15.24)	(0.78)	(0.12)

*	Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	189,801	229,433	241,195	35,118	558,241	698,530	101,708
Plus: depreciation and amortization	149,434	134,282	150,056	21,849	440,149	403,900	58,809
Plus: share-based compensation expenses	(181)	293	689	100	(361)	996	145
Adjusted cash gross profit	339,054	364,008	391,940	57,067	998,029	1,103,426	160,662

Adjusted cash gross margin	38.3%	43.9%	45.0%	45.0%	38.0%	44.2%	44.2%
Operating expenses	(1,413,436)	(177,937)	(176,550)	(25,707)	(1,934,574)	(525,950)	(76,580)
Plus: share-based compensation expenses	15,981	10,547	12,240	1,782	32,089	29,342	4,272
Plus: changes in the fair value of contingent purchase consideration payable	1,002	5,494	1,413	206	(2,897)	4,623	673
Plus: impairment of long-lived assets	401,808	—	—	—	401,808	—	—
Plus: Goodwill impairment	766,440	—	—	—	766,440	—	—

Adjusted operating expenses	(228,205)	(161,896)	(162,897)	(23,719)	(737,134)	(491,985)	(71,635)

Operating (loss) profit	(1,223,635)	51,496	64,645	9,411	(1,376,333)	172,580	25,128
Plus: depreciation and amortization	173,592	153,313	166,244	24,206	523,136	454,847	66,227
Plus: share-based compensation expenses	15,800	10,840	12,929	1,882	31,728	30,338	4,417
Plus: changes in the fair value of contingent purchase consideration payable	1,002	5,494	1,413	206	(2,897)	4,623	673
Plus: impairment of long-lived assets	401,808	—	—	—	401,808	—	—
Plus: Goodwill impairment	766,440	—	—	—	766,440	—	—

Adjusted EBITDA	135,007	221,143	245,231	35,705	343,882	662,388	96,445

Adjusted EBITDA margin	15.2%	26.7%	28.2%	28.2%	13.1%	26.5%	26.5%

21VIANET GROUP, INC.

SUPPLEMENTARY DISCLOSURE FOR HOSTING AND RELATED SERVICES

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
GAAP Disclosure
Net revenues	759,255	828,317	870,068	126,684	2,209,364	2,499,150	363,883
Cost of revenues	(542,179)	(598,884)	(628,873)	(91,566)	(1,564,633)	(1,800,620)	(262,175)

Gross profit	217,076	229,433	241,195	35,118	644,731	698,530	101,708
Sales and marketing	(50,063)	(41,816)	(39,918)	(5,812)	(129,059)	(122,966)	(17,904)
Research and development	(22,167)	(22,163)	(24,333)	(3,543)	(68,257)	(68,526)	(9,978)
General and administrative	(98,766)	(109,091)	(110,243)	(16,052)	(301,805)	(331,674)	(48,293)
(Allowance) reversal for doubtful debt	(2,590)	627	(643)	(94)	(5,110)	1,839	268
Changes in the fair value of contingent purchase consideration payable	(1,002)	(5,494)	(1,413)	(206)	2,897	(4,623)	(673)

Total operating expenses	(174,588)	(177,937)	(176,550)	(25,707)	(501,333)	(525,950)	(76,580)

Other operating income	5,439	—	—	—	5,439	—	—
Operating profit	47,927	51,496	64,645	9,411	148,837	172,580	25,128

Non-GAAP disclosure
Gross profit	217,076	229,433	241,195	35,118	644,731	698,530	101,708
Plus: depreciation and amortization	98,693	134,282	150,056	21,849	283,593	403,900	58,809
Plus: share-based compensation expenses	(175)	293	689	100	(246)	996	145
Adjusted cash gross profit	315,594	364,008	391,940	57,067	928,078	1,103,426	160,662

Adjusted cash gross margin	41.6%	43.9%	45.0%	45.0%	42.0%	44.2%	44.2%
Operating expenses	(174,588)	(177,937)	(176,550)	(25,707)	(501,333)	(525,950)	(76,580)
Plus: share-based compensation expenses	15,501	10,547	12,240	1,782	32,089	29,342	4,272
Plus: changes in the fair value of contingent purchase consideration payable	1,002	5,494	1,413	206	(2,897)	4,623	673

Adjusted operating expenses	(158,085)	(161,896)	(162,897)	(23,719)	(472,141)	(491,985)	(71,635)

Operating profit	47,927	51,496	64,645	9,411	148,837	172,580	25,128
Plus: depreciation and amortization	111,510	153,313	166,244	24,206	322,010	454,847	66,227
Plus: share-based compensation expenses	15,326	10,840	12,929	1,882	31,843	30,338	4,417
Plus: changes in the fair value of contingent purchase consideration payable	1,002	5,494	1,413	206	(2,897)	4,623	673

Adjusted EBITDA	175,765	221,143	245,231	35,705	499,793	662,388	96,445

Adjusted EBITDA margin	23.1%	26.7%	28.2%	28.2%	22.6%	26.5%	26.5%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	September 30, 2017	June 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,479,119)	(95,531)	(27,894)	(4,064)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	173,592	153,313	166,244	24,206
Impairment of long-lived assets	401,808	—	—	—
Impairment of goodwill	766,440	—	—	—
Stock-based compensation expenses	15,720	10,840	12,929	1,882
Loss from disposal of subsidiaries	180,048	—	—	—
Others	12,421	93,201	41,616	6,059
Changes in operating assets and liabilities
Accounts and notes receivable	36,562	(29,540)	(34,113)	(4,967)
Prepaid expenses and other current assets	(119,384)	(14,088)	(37,448)	(5,453)
Accounts and notes payable	26,379	(4,819)	37,690	5,488
Accrued expenses and other payables	120,015	25,971	(19,359)	(2,819)
Deferred revenue	(11,598)	6,217	11,154	1,624
Advances from customers	77,225	(1,698)	114,528	16,676
Others	6,455	(32,468)	(4,632)	(672)
Net cash generated from operating activities	206,564	111,398	260,715	37,960

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(77,872)	(91,256)	(123,027)	(17,913)
Purchases of intangible assets	(43)	(3,756)	(4,032)	(587)
Disposal of subsidiaries, net of cash	(77,719)	—	—	—
Payments for investments	(399,035)	(39,098)	(196,319)	(28,585)
Proceeds from minority equity interest transfer of a subsidiary	—	—	196,129	28,557
Proceeds from other investing activities	6,115	357,302	18,061	2,630
Net cash (used in) generated from investing activities	(548,554)	223,192	(109,188)	(15,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loan from a third party	(100,000)	—	—	—
Proceeds from issuance of 2020 bonds	1,316,974	—	—	—
Repayment of long-term bank borrowings	(40,676)	—	—	—
Repayment of short-term bank borrowings	(11,843)	—	—	—
Repayments of bank borrowings	—	(27,953)	—	—
Payments for capital lease	(39,280)	(95,183)	(50,996)	(7,425)
Withdrawal of advance for shares repurchase plan	—	—	42,710	6,219
Payment for shares repurchase plan	(50,054)	—	—	—
(Payments for) proceeds from other financing activities	(34,746)	38,801	89,810	13,077
Contribution from noncontrolling interest in a subsidiary	62,357	—	—	—
Net cash generated from (used in) financing activities	1,102,732	(84,335)	81,524	11,871

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(86,759)	80,660	63,732	9,280
Net increase in cash, cash equivalents and restricted cash	673,983	330,915	296,783	43,213
Cash, cash equivalents and restricted cash at beginning of period	2,676,069	2,108,237	2,439,152	355,147

Cash, cash equivalents and restricted cash at end of period	3,350,052	2,439,152	2,735,935	398,360

Notes:

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the condensed consolidated statement of cash flows for the three months ended September 30, 2017 by excluding the movement of restricted cash of RMB53.1 million.